UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-37889

 TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 27, 2017, Top Ships Inc. (the "Company") amended its previously announced amended Common Stock Purchase Agreement (the "Purchase Agreement") with Kalani Investments Limited ("Kalani"). Pursuant to the amendment, the Company and Kalani: (i) increased the maximum amount of shares that the Company may sell to Kalani under the Purchase Agreement from $20.3 million to $40.3 million, (ii) decreased the minimum Floor Price, or lowest price at which the Company may sell shares to Kalani under the Purchase Agreement (not taking into account Kalani's 7% discount) from $0.50 to $0.216 per share, unless the Company and Kalani mutually agree otherwise, and (iii) provide for the issuance of an additional 809,498 shares of common stock to Kalani as an additional commitment fee for entering into the amendment to the Purchase Agreement (such number of shares calculated by dividing (A) $300,000, or 1.5% of the $20.0 million increase of Kalani's total commitment under the Purchase Agreement, by (B) $0.3706, representing 93% of the lowest volume weighted average price of the Company's common stock during the eight trading days immediately preceding the date of the amendment.

Kalani has no right to require any sales and is obligated to purchase the shares as directed by the Company, subject to certain limitations set forth in the agreement.
This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-215577), including a base prospectus, relating to the securities being offered has been filed with the U.S. Securities and Exchange Commission ("SEC") and declared effective. An amended prospectus supplement relating to the offering has been filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from TOP Ships, Inc. 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece, Attention: Investor Relations.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Purchase Agreement amendment dated as of April 27, 2017.

Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the shares.

Corporate Development

On April 26, 2017, we acquired a 100% ownership interest in Astarte International Inc ("Astarte") from Indigo Maritime Ltd, a Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $6.0 million.  Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company.  Astarte is currently a party to a newbuilding contract for the construction of Hull No 2648, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd. in July 2018.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: April 27, 2017	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 1.1

AMENDMENT NO. 4 TO
 COMMON STOCK PURCHASE AGREEMENT
This AMENDMENT No. 4 (this "Amendment") to that certain Common Stock Purchase Agreement, dated as of February 2, 2017 (as amended prior to the Amendment Date (as defined below), the "Agreement"), by and between Kalani Investments Limited, a company organized and existing under the laws of the British Virgin Islands (together with its investment managers and investment advisors, the "Investor"), and TOP Ships Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), is entered into as of April 27, 2017 (the "Amendment Date"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.
RECITALS
WHEREAS, Section 9.3 of the Agreement provides that the Agreement may be amended by a written instrument signed by the Company and the Investor; and
WHEREAS, the Company and the Investor now desire to amend the Agreement as set forth herein.
AGREEMENT
Now, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in the Agreement and this Amendment, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
1.          Amendment of Recital. Effective as of the Amendment Date, the first Recital of the Agreement  shall be amended and restated in its entirety as follows:
"WHEREAS, the parties desire that, upon the terms and subject to the conditions and limitations  set forth herein, the Company may issue and sell to the Investor, and the Investor shall thereupon purchase  from the Company, up to $40,340,867 worth of newly issued shares of the Company's common stock, par  value $0.01 per share ("Common Stock");"
2.          Amendment of Section 1.1. Effective as of the Amendment Date, Section 1.1 of the Agreement  shall be amended and restated in its entirety as follows:
"Section 1.1. Purchase and Sale of Stock. Upon the terms and subject to the conditions and  limitations of this Agreement, during the Investment Period, the Company, in its discretion, may issue and  sell to the Investor up to $40,340,867 (the "Total Commitment") worth of duly authorized, validly issued,  fully paid and non-assessable shares of Common Stock (the "Aggregate Limit") by (i) the delivery to the  Investor of separate Fixed Request Notices as provided in Article II hereof and (ii) the exercise by the  Investor of Optional Amounts, which the Company may in its discretion grant to the Investor and which  may be exercised by the Investor, in whole or in part, as provided in Article II hereof. The aggregate of all  Fixed Request Amounts and Optional Amount Exercise Amounts shall not exceed the Aggregate Limit"
3.          Amendment of Floor Price Definition. Effective as of the Amendment Date, the definition of "Floor Price" in Annex A of the Agreement shall be amended and restated in its entirety as follows:
""Floor Price" is the lowest price (except to the extent otherwise provided in Section 2.6) at which the Company may sell Shares during the applicable Pricing Period as set forth in a Fixed Request Notice (not taking into account the percentage discount referred to in Section 2.2); provided, however, that at no time shall the Floor Price be lower than $0.216 per share unless the Company and the Investor shall mutually agree."
4.          Additional Commitment Shares. In consideration for the Investor's execution and delivery of this  Amendment, concurrently with the execution and delivery of this Amendment on the Amendment Date, the Company shall deliver irrevocable instructions to its transfer agent to electronically transfer 809,498 of duly  authorized, validly issued, fully paid and non-assessable shares of Common Stock (such number of shares calculated  by (i) $300,000, or 1.5% of the additional Total Commitment amount of $20,000,000, divided by (ii) $0.3706)  (the "Additional Commitment Shares") to the Investor, not later than 4:00 p.m. (New York time) on the Trading  Day immediately following the Amendment Date, by crediting the Investor's or its designees' account at DTC  through its Deposit/Withdrawal at Custodian (DWAC) system, which Additional Commitment Shares shall be issued  pursuant to the Registration Statement and without any restriction on resale. For the avoidance of doubt, all of the  Additional Commitment Shares shall be fully earned as of the Amendment Date, regardless of whether any further  Fixed Requests are issued by the Company or settled under the Agreement, as amended by this Amendment.
5.          Continuing Effect of Agreement. Except as expressly set forth in this Amendment, all other provisions of the Agreement remain in full force and effect.
6.          Governing Law. This Amendment shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.
7.          Counterparts. This Amendment may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.
8.          Current Report; Prospectus Supplement. As soon as practicable, but in any event not later than 5:30 p.m. (New York time) on the first Trading Day immediately following the Amendment Date, the Company shall file with the Commission (i) a report on Form 6-K relating to this Amendment (the "Amendatory Current Report"), and (ii) a Prospectus Supplement pursuant to Rule 424(b) under the Securities Act specifically relating to this  Amendment, including, without limitation, the increase in the amount of the Total Commitment from $20,340,867 to  $40,340,867 and the obligation of the Company to issue the Additional Commitment Shares to the Investor in  respect of such increase pursuant to this Amendment (the "Amendatory Prospectus Supplement"). The Amendatory Current Report shall include a copy of this Amendment as an exhibit and shall be incorporated by reference in the Registration Statement and the Prospectus. The Company has prior to the Amendment Date provided the Investor a reasonable opportunity to comment on a draft of the Amendatory Current Report and the Amendatory Prospectus Supplemenet and has given due consideration to all such comments.
9.          Fees and Expenses. Each party shall bear its own fees and expenses related to this Amendment; provided, however, that the Company shall pay, on or prior to a date to be specified by the Investor or its counsel, by wire transfer of immediately available funds to an account designated by the Investor or its counsel, promptly following the receipt of an invoice therefor, all reasonable attorneys' fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by the Investor, up to $10,000, in connection with the preparation, negotiation, execution and delivery of this Amendment, and review of the Amendatory Current Report, the Amendatory Prospectus Supplement and all other related transaction documentation.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this AMENDMENT No. 4 TO THE AGREEMENT to be executed and delivered as of the Amendment Date.
Company: TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Director

Investor: KALANI INVESTMENTS LIMITED

By:	/s/ Eliyahu Hassett
Name: Eliyahu Hassett
Title: Director

Exhibit 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

April 27, 2017

Top Ships Inc.
1 Vas. Sofias & Meg.
Alexandrou Street
151 24, Maroussi
Athens, Greece

Re: Top Ships Inc.

Ladies and Gentlemen:

We have acted as counsel to Top Ships Inc., a Marshall Islands corporation (the "Company"), in connection with (i) the offering (the "Offering") by the Company of up to $40,340,867 of shares of its common stock, par value $0.01 per share (the "Common Shares") that the Company may issue and sell from time to time (the "Offered Shares") and $605,991 of Common Shares (the "Commitment Shares", and together with the Offered Shares, the "Shares"), which Shares include related preferred share purchase rights ("Preferred Share Purchase Rights"), in accordance with the terms of the Common Stock Purchase Agreement, dated February 2, 2017, as amended as of March 17, 2017, as further amended as of March 27, 2017, as further amended on April 4, 2017, and as further amended on April 27, 2017 between the Company and Kalani Investments Limited (the "Amended Purchase Agreement"), (ii) the preparation of a registration statement on Form F-3 (No. 333-215577) (the "Registration Statement"), deemed effective by the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act") on February 1, 2017 and the prospectus included therein (the "Base Prospectus"), (iii) the preparation of a prospectus supplement dated April 27, 2017 related to the Offering and filed with the Commission pursuant to Rule 424(b) under the Act (the "Prospectus Supplement" and together with the Base Prospectus, the "Prospectus").
In rendering this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the unanimous written consent of the Company's board of directors, dated January 25, 2017, March 15, 2017, March 22, 2017, March 29, 2017 and April 21, 2017 related to the Offering; (ii) the Amended Purchase Agreement; (iii) the Registration Statement; (iv) the Prospectus; (v) the Stockholders Rights Agreement dated as of September 22, 2016 (the "Rights Agreement") related to the Preferred Share Purchase Rights; and (vi) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact that are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors and officers of the Company and others.

We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.
In connection with our opinion expressed below, we have assumed that, at or prior to the time of the delivery of any of the Shares, there will not have occurred any change in the law or the facts affecting the validity of the Shares.
With respect to the Shares, we have assumed that, as of each and every time any of the Shares are issued in accordance with the Purchase Agreement (except for the issuance of the Commitment Shares on the date hereof), the Company will have a sufficient number of authorized and unissued Common Shares available for issuance under its Third Amended and Restated Articles of Incorporation, as amended.
Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that:

1.	The Shares and the Preferred Share Purchase Rights have been duly authorized by the Company.
2.	The Shares, when issued, sold and paid for as contemplated in the Prospectus and Amended Purchase Agreement, will be validly issued, fully paid and non-assessable.
3.
When the Shares are issued, sold and paid for as contemplated in the Prospectus and Amended Purchase Agreement, the related Preferred Share Purchase Rights will constitute binding obligations of the Company in accordance with the terms of the Rights Agreement.

The foregoing opinions are subject in each case to applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent transfer, fraudulent conveyance or other similar laws affecting generally the enforceability of creditors' rights from time to time in effect and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law, including application of principles of good faith, fair dealing, commercial reasonableness, materiality, unconscionability and conflict with public policy and other similar principles.
This opinion is limited to the laws of the State of New York, the federal laws of the United States of America as in effect on the date hereof.
We hereby consent to the incorporation by reference of this opinion into the Registration Statement and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Act or the rules and regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement or Prospectus.

Very truly yours, /s/ Seward & Kissel LLP